Exhibit 99.1

[LOGO] ZARLINK                                                      NEWS RELEASE
       SEMICONDUCTOR

Flood at Zarlink Analog Foundry in Swindon UK

OTTAWA, CANADA, July 23, 2007 - As a result of record rainfall in June and July and the breach of the nearby River Ray, Zarlink's Analog Foundry in Swindon, UK was flooded on July 20, 2007.

      All personnel were safely evacuated and a complete services shutdown was required. Environmental checks were made and all site discharges were monitored with no spills, leakages or discharges recorded.

      Zarlink is currently working with local authorities to restore power, and foundry operations are expected to fully resume over the next several weeks. Zarlink Analog Foundry customers impacted by this shutdown will be notified. Zarlink carries insurance for the loss of physical plant and business interruption. Foundry revenues are less than 10% of Company revenues. As a result, Zarlink expects minimal impact to Q2, FY2008 earnings.

About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.

Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our ability to successfully integrate businesses acquired in the future; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors;

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order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

Zarlink and the Zarlink Semiconductor logo are trademarks of Zarlink Semiconductor Inc.

For further information:

Ed Goffin                                   Mike McGinn
Media Relations                             Investor Relations
613 270-7112                                613 270-7210
edward.goffin@zarlink.com                   mike.mcginn@zarlink.com